Exhibit 1

ANNOUNCEMENT

WPP Group plc (“WPP”)

Mr Howard Paster has stepped down from the WPP Group plc Board with effect from 27 June 2006.

Mr Paster continues in his operational role as the Group’s Executive Vice President, WPP Public Relations & public affairs.

END